Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Third Quarter ended September 30, 2021

HONG KONG, November 18, 2021/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the third quarter ended September 30, 2021.

Cryptocurrency Business Progress

BIT Mining has completed the transition of its business to an enterprise that covers cryptocurrency mining, data center operation and mining pool. The Company has adopted a development strategy to focus on the migration and expansion of cryptocurrency mining operations globally.

The Company has commenced ethereum mining operations with a theoretical maximum total hash rate capacity of 3,451 GH/s deployed as of today. Ethereum mining machines with a total theoretical maximum hash rate capacity of 4,800 GH/s are expected to be deployed by the end of November 2021. For the three months ended September 30, 2021, we produced 779 ethereum from our ethereum cryptocurrency mining operations, and recognized revenue of approximately US$2.5 million. As of today, we produced 52 ethereum per day, and have produced 2,300 ethereum in aggregate. Based on the current total network hash rate of ethereum and price1 of ethereum, we expect to produce approximately 80 ethereum per day theoretically, starting in December 2021. Based on the current ethereum price1 of US$4,279, and the current bitcoin price1 of US$60,366, we expect to produce approximately 2,400 ethereum monthly, which are equivalent to approximately 170 bitcoin and worth approximately US$10.3 million in aggregate.

As of today, the theoretical maximum total hash rate capacity of our bitcoin mining machines is approximately 800 PH/s. To increase the cost efficiency of its mining business, the Company sold some low-end mining machines with a total hash rate capacity of 610.7 PH/s. As of today, we have completed the migration of all of our bitcoin mining machines to the U.S. and Kazakhstan. In the U.S., we have bitcoin mining machines with a total hash rate capacity of 507.3 PH/s, of which 119.7 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed. In Kazakhstan, we have bitcoin mining machines with a total hash rate capacity of 292.7 PH/s, of which109.4 PH/s have been deployed in data centers and the remainder have been fine-tuned and are waiting to be deployed. For the three months ended September 30, 2021, we produced 79 bitcoins from our cryptocurrency mining business, and recognized revenue of approximately US$3.4 million.

In terms of our data center business, in September 2021 we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements (the “Ohio Mining Site Agreements”) with Viking Data Centers, LLC (“Viking Data Centers”) to jointly invest in the development of a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”) with power capacity of up to 85 megawatts. In October 2021, we increased our investment in the Ohio Mining Site and brought its total planned power capacity up to 150 megawatts. We currently expect to complete the Ohio Mining Site in March 2022. As of today, we have finished the construction of plant and substantion of power capacity of 50 megawatts, of which 11 megawatts has started to operate. We are also constructing new data centers in Hong Kong and Kazakhstan. The new data center in Hong Kong, with a maximum processing capacity of approximately 1.4 megawatts, has been operational since October 2021. Moreover, we will construct and operate a data center in Kazakhstan which is located in Uralsk region of West Kazakhstan with a maximum processing capacity of approximately 40 megawatts, which is expected to be completed in the first quarter of 2022.

On October 14, 2021, the Company announced that its mining pool subsidiary, BTC.com, would completely exit the China market, cease registering new users from China and start to retire accounts of existing users from China. Due to BTC.com’s discontinuation of service to users in China, the Company expects to see a decrease of 10% to 20% in revenues for the three months ending December 31, 2021. The Company is working on solutions with its existing users in China, such as migrating such users’ mining machines to overseas markets, so that they may have access to our services in a compliant manner. In addition, the Company expects that its continued growth in international markets will help offset the loss of business in China. For the three months ended September 30, 2021, the mining pool business generated revenue of approximately US$397.8 million.

1 The ethereum price is based on the price on November 18, 2021, at UTC 0:00, published on https://coinmarketcap.com；the bitcoin price is based on the average of the prices on November 18, 2021, at UTC 0:00, published on https://www.bitfinex.com and https://www.bitstamp.net.

Removal of VIE Structure and Disposal of Chinese Lottery Business

We previously conducted a lottery business in China through a series of contractual arrangements with the lottery business-related VIEs. In July 2021, the Company announced its decision to dispose of its Chinese lottery-related business and the Company terminated all of its lottery business-related VIE contracts for nil consideration and recognized a disposal loss of US$6.7 million. The lottery business-related VIE subsidiaries were deconsolidated and their financial results were not included in the Company's financial results in the third quarter of 2021 as a result of eliminating the VIE structure. The condensed consolidated statements of comprehensive loss for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020 have been reclassified to reflect the disposal of the VIE subsidiaries’ business segment as a discontinued operation.

Termination of the Online Lottery Business in Europe

The Company is in the process of terminating its online lottery business in Europe being operated under The Multi Group (“TMG”), which the Company acquired in July 2017. We expect to terminate all business operations under the Malta e-Gaming license by the end of November 2021, all business operations under the Sweden e-Gaming license by the end of December 2021, and all business operations under the Curacao e-Gaming license by the end of January 2022. The termination of TMG’s online lottery business in Europe is expected to be completed in the first quarter of 2022. TMG contributed US$0.6 million, or 0.1%, of the Company's total revenue and net loss of US$0.2 million for the three months ended September 30, 2021. Due to the expansion of the Company's cryptocurrency mining business, the Company does not expect the termination of its online lottery business in Europe to have a material impact on its operational results or financial position.

Conversion of Reporting Currency

Starting from the third quarter of 2021, the Company has changed its reporting currency from the Renminbi (“RMB”) to the U.S. Dollar (“USD”), to reduce the impact of increased volatility of the USD to RMB exchange rate on the Company’s reported operating results. The alignment of the reporting currency with underlying operations will better depict the Company’s results of operations for each period. The related financial statements prior to July 1, 2021 have been recast to USD as if the financial statements originally had been presented in USD since the earliest periods presented.

“We are glad to announce our third quarter 2021 financial results, as we continue to execute our strategy to create value within the cryptocurrency ecosystem,” said Mr. Xianfeng Yang, CEO of BIT Mining. “Over the past six months we completed the migration of our mining machines to overseas markets and have made significant progress in the construction of our US data centers, which provide critical operational efficiencies for our business. Additionally, we saw the potential value ethereum has as the fundamental currency for applications such as nonfungible tokens (NFTs), decentralized finance (DeFi), and the metaverse. We foresaw the growth of ethereum mining as a result and have deployed massive ethereum computing power in advance which have generated relatively positive returns. Looking forward, we plan to continue to enhance our value proposition and strengthen our technology on mining techniques.”

Third Quarter 2021 Highlights for Continuing Operations

•

Revenues were US$404.3 million in the third quarter of 2021, representing a decrease of US$40.6 million from US$444.9 million for the second quarter of 2021, and a sharp increase of US$403.8 million from US$0.5 million for the third quarter of 2020. Revenues during the third quarter of 2021 primarily consisted of US$397.8 million in revenue contribution from our mining pool business that we consolidated from April 2021

•

Operating loss was US$35.0 million in the third quarter of 2021, representing an increase of US$20.1 million from US$14.9 million for the second quarter of 2021, and an increase of US$30.1 million from US$4.9 million for the third quarter of 2020. The increase in operating loss was mainly due to a migration that resulted in the decrease of the revenue and the impairment of cryptocurrencies.

•

Non-GAAP operating loss[2] was US$22.7 million in the third quarter of 2021, as compared with non-GAAP operating income of US$1.8 million for the second quarter of 2021, and non-GAAP operating loss of US$3.1 million for the third quarter of 2020.

•

Net loss attributable to BIT Mining was US$29.6 million in the third quarter of 2021, as compared with net loss attributable to BIT Mining of US$14.5 million for the second quarter of 2021, and net loss attributable to BIT Mining of US$4.5 million for the third quarter of 2020.

•

Non-GAAP net loss[2] attributable to BIT Mining was US$17.3 million in the third quarter of 2021, as compared with non-GAAP net income attributable to BIT Mining of US$2.2 million for the second quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$2.7 million for the third quarter of 2020.

•	Basic and diluted loss per American Depositary Share (“ADS”) attributable to BIT Mining Limited for the third quarter of 2021 were US$0.43.

•	Non-GAAP basic and diluted loss per ADS[2] attributable to BIT Mining Limited for the third quarter of 2021 were US$0.25.

2 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies and changes in fair value of derivative instrument. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

Third Quarter 2021 Financial Results for Continuing Operations

Revenues

Revenues were US$404.3 million for the third quarter of 2021, representing a sharp increase of US$403.8 million from US$0.5 million for the third quarter of 2020 and a decrease of US$40.6 million from US$444.9 million for the second quarter of 2021. The year-over-year increase was mainly attributable to our mining pool business that we consolidated from April 2021. The sequential decrease was mainly attributable to a decrease of US$11.4 million in data center business due to the suspension of data centers in Sichuan, China and a decrease of US$25.4 million in revenues from the mining pool business. Revenues were mainly comprised of revenues from the mining pool business of US$397.8 million and the cryptocurrency mining business of US$5.9 million.

Operating Costs and Expenses

Operating costs and expenses were US$425.5 million for the third quarter of 2021, representing an increase of US$420.1 million from US$5.4 million for the third quarter of 2020, and a decrease of US$17.3 million or 3.9% from US$442.8 million for the second quarter of 2021. The year-over-year increase was mainly due to a significant increase of US$406.3 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$6.2 million in depreciation and amortization expense. The sequential decrease was mainly due to a decrease of US$8.6 million in service expense associated with data center business and a decrease of US$8.5 million in cost for the allocation to pool participants associated with the mining pool business, which was partially offset by an increase of US$3.0 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

Cost of revenue was US$416.1 million for the third quarter of 2021, representing an increase of US$415.7 million from US$0.4 million for the third quarter of 2020, and a decrease of US$19.5 million or 4.5% from US$435.6 million for the second quarter of 2021. The year-over-year increase was mainly attributable to a significant increase of US$406.3 million in cost for the allocation to pool participants associated with the mining pool business and an increase of US$6.2 million in depreciation and amortization expense. The sequential decrease was mainly due to a decrease of US$8.6 million in service expense associated with data center business and a decrease of US$8.5 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$409.0 million and depreciation and amortization of US$7.1 million. The direct cost of revenue mainly included direct costs relating to the mining pool business of US$406.3 million and the cryptocurrency mining business of US$1.3 million.

Sales and marketing expenses were US$0.2 million for the third quarter of 2021, representing a decrease of US$0.2 million or 50.0% from US$0.4 million for the third quarter of 2020, and a decrease of US$0.1 million or 33.3% from US$0.3 million for the second quarter of 2021.

General and administrative expenses were US$8.1 million for the third quarter of 2021, representing an increase of US$4.2 million or 107.7% from US$3.9 million for the third quarter of 2020, and an increase of US$2.0 million or 32.8% from US$6.1 million for the second quarter of 2021. The year-over-year increase was mainly due to an increase of US$2.3 million in consulting expenses and an increase of US$1.2 million in expenses for employees mainly due to consolidations of Loto Interactive Limited and the mining pool business. The sequential increase was mainly due to an increase of US$2.0 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees.

Service development expenses were US$1.1 million for the third quarter of 2021, representing an increase of US$0.5 million or 83.3% from US$0.6 million for the third quarter of 2020, and an increase of US$0.3 million or 37.5% from US$0.8 million for the second quarter of 2021.

Net Gain (Loss) on Disposal of Cryptocurrencies

Net gain on disposal of cryptocurrencies was US$11.2 million for the third quarter of 2021, related to the increasing market prices for cryptocurrencies by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the third quarter of 2021. Net loss on disposal of cryptocurrencies was US$8.6 million for the second quarter of 2021 and there was no such net loss or gain for the third quarter of 2020. The sequential change was mainly due to the general increasing trend of market prices for cryptocurrencies.

Impairment of Cryptocurrencies

Impairment of cryptocurrencies was US$13.6 million for the third quarter of 2021, representing an increase of US$4.7 million from US$8.9 million for the second quarter of 2021, mainly due to impairment provided for cryptocurrency assets held in mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies. There was no such impairment for the third quarter of 2020.

Impairment of Property and Equipment

Impairment of property and equipment was US$9.8 million for the third quarter of 2021, mainly due to the closure and demolition of big data centers in Sichuan, China.

Operating Loss

Operating loss was US$35.0 million for the third quarter of 2021, compared with operating loss of US$4.9 million for the third quarter of 2020, and operating loss of US$14.9 million for the second quarter of 2021.

Non-GAAP operating loss was US$22.7 million for the third quarter of 2021, compared with non-GAAP operating loss of US$3.1 million for the third quarter of 2020, and non-GAAP operating income of US$1.8 million for the second quarter of 2021. The year-over-year increase in non-GAAP operating loss was mainly due to increases in revenue and costs of revenue for the mining pool business as mentioned above. The sequential increase in non-GAAP operating loss was mainly due to the decrease in revenue of the mining pool business for the third quarter of 2021 and the suspension of data center business in China since June 2021.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$29.6 million for the third quarter of 2021, compared with net loss attributable to BIT Mining of US$4.5 million for the third quarter of 2020, and net loss attributable to BIT Mining of US$14.5 million for the second quarter of 2021.

Non-GAAP net loss attributable to BIT Mining was US$17.3 million for the third quarter of 2021, compared with non-GAAP net loss attributable to BIT Mining of US$2.7 million for the third quarter of 2020, and non-GAAP net income attributable to BIT Mining of US$2.2 million for the second quarter of 2021. The year-over-year increase in non-GAAP operating loss was mainly due to the inclusion of revenue and the costs of revenue for the mining pool business as mentioned above. The sequential increase in non-GAAP operating loss was mainly due to the decrease in revenue of the mining pool business for the third quarter of 2021 and the suspension of data center business in China from June 2021.

Third Quarter 2021 Financial Results for Discontinued Operations

Net Loss from Discontinued Operations, Net of Taxes

Net loss from discontinued operations, net of taxes was US$6.7 million for the third quarter of 2021, compared with net loss from discontinued operations, net of taxes of US$1.8 million for the third quarter of 2020, and net loss from discontinued operations, net of taxes of US$0.9 million for the second quarter of 2021. The year-over-year increase and the sequential increase are results from an increase of US$6.7 million in disposal loss from discontinued operations, net of taxes. The Company disposed of its Chinese lottery-related business and terminated all of its lottery business-related VIE contracts in July 2021. The comparative financial information for the three months ended June 30, 2021 and September 30, 2020 have been reclassified to reflect the disposal of VIE subsidiaries as a discontinued operation.

Cash and Cash Equivalents and Restricted Cash

As of September 30, 2021, the Company had cash and cash equivalents of US$34.4 million and restricted cash3 of US$0.2 million, compared with cash and cash equivalents of US$10.1 million and restricted cash of US$44.1 million as of June 30, 2021.

Cryptocurrency Assets

As of September 30, 2021, the Company had cryptocurrency assets of US$56.8 million, the equivalent of 860 bitcoins, 2,024 ethereum, and various other cryptocurrency assets, including those of the mining pool business from April 2021 and those generated from the cryptocurrency mining business initiated at the end of February 2021.

3 Restricted cash represent deposits in merchant banks yet to be withdrawn.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company has also entered into a definitive agreement to acquire a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, to complete the Company's vertical integration with its supply chain, increase its self-sufficiency and strengthen its competitive position.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, impairment of property and equipment, impairment of cryptocurrencies, net gain or loss on disposal of cryptocurrencies and changes in fair value of derivative instrument relating to valuation allowance in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btc.com

Ir.btc.com

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited Condensed Consolidated Balance Sheets (Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2020* (recast)	September 30, 2021
	US$	US$
	Audited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	47,307	34,396
Restricted cash	587	167
Accounts receivable	-	523
Amounts due from related parties	-	125
Prepayments and other current assets	1,562	22,812
Cryptocurrency assets	-	56,784
Current assets for discontinued operations	2,016	-
Total current assets	51,472	114,807

Non-current assets:
Property and equipment, net	997	50,739
Intangible assets, net	240	56,937
Deposits	162	3,952
Long-term investment	14,056	9,213
Right-of-use assets	1,429	1,848
Other non-current assets	87	29,384
Goodwill	-	26,915
Non-current assets for discontinued operations	3,660	-
Total non-current assets	20,631	178,988

TOTAL ASSETS	72,103	293,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	60,972
Amounts due to related parties	-	373
Accrued payroll and welfare payable	171	151
Accrued expenses and other current liabilities	7,498	27,034
Income tax payable	84	880
Operating lease liabilities - current	569	1,024
Current liabilities for discontinued operations	2,960	-
Total current liabilities	11,282	90,434

Non-current liabilities:
Operating lease liabilities - non-current	890	995
Non-current liabilities for discontinued operations	81	-
Total non-current liabilities	971	995

TOTAL LIABILITIES	12,253	91,429

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 and 1,599,935,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively; 430,127,692 and 706,330,240 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	22	36
Class A preference shares, par value US$0.00005 per share;0 and 65,000 shares authorized as of December 31, 2020 and September 30, 2021; 0 and 65,000 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	-	-
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 and 400,000,000 shares authorized as of December 31, 2020 and September 30, 2021,respectively; 99 shares issued and outstanding as of December 31, 2020 and September 30, 2021	-	-
Additional paid-in capital	412,364	588,183
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(324,351)	(373,852)
Accumulated other comprehensive loss	(4,619)	(2,469)
Total BIT Mining Limited shareholders’ equity	61,812	190,294
Noncontrolling interests	(1,962)	12,072
Total shareholders' equity	59,850	202,366

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	72,103	293,795

* The Company has changed its reporting currency from Renminbi ("RMB") to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

BIT Mining Limited Condensed Consolidated Statements of Comprehensive Loss (Amounts in thousands of U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2020*	June 30, 2021*	September 30, 2021
	US$	US$	US$
	Unaudited	Unaudited	Unaudited

Revenues	484	444,942	404,319

Operating costs and expenses:
Cost of revenue	(449)	(435,591)	(416,052)
Sales and marketing expenses	(359)	(322)	(226)
General and administrative expenses	(3,932)	(6,081)	(8,120)
Service development expenses	(613)	(828)	(1,057)
Total operating costs and expenses	(5,353)	(442,822)	(425,455)
Other operating income	-	10	4
Government grant	11	-	-
Other operating expenses	(74)	(390)	(4,592)
Net gain (loss) on disposal of cryptocurrencies	-	(8,634)	11,239
Impairment of cryptocurrencies	-	(8,863)	(13,552)
Changes in fair value of derivative instrument	-	836	2,860
Impairment of property and equipment	-	-	(9,820)
Operating loss from continuing operations	(4,932)	(14,921)	(34,997)
Other income, net	6	99	84
Interest income	23	22	19
Interest expense	-	(600)	(66)
Gain from equity method investments	413	130	24
Gain from disposal of subsidiaries	-	126	17
Loss before income tax	(4,490)	(15,144)	(34,919)
Income tax benefit	1	-	-
Net loss from continuing operations	(4,489)	(15,144)	(34,919)
Loss from discontinued operations , net of applicable income taxes	(1,811)	(864)	(47)
Loss on disposal of discontinued operations, net of applicable income taxes	-	-	(6,697)
Net loss from discontinued operations, net of applicable income taxes	(1,811)	(864)	(6,744)
Net loss	(6,300)	(16,008)	(41,663)
Net loss attributable to noncontrolling interest from continuing operations	-	(694)	(5,302)
Net income (loss) attributable to noncontrolling interest from discontinued operations	79	(134)	-
Less: Net income (loss) attributable to noncontrolling interests	79	(828)	(5,302)
Net loss attributable to BIT Mining Limited	(6,379)	(15,180)	(36,361)
Other comprehensive income (loss)
Share of other comprehensive income of an equity method investee	103	-	-
Foreign currency translation loss	(1,742)	(1,526)	(470)
Other comprehensive loss, net of tax	(1,639)	(1,526)	(470)
Comprehensive loss	(7,939)	(17,534)	(42,133)
Less: Comprehensive income (loss) attributable to noncontrolling interests	79	(828)	(5,268)
Comprehensive loss attributable to BIT Mining Limited	(8,018)	(16,706)	(36,865)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,014,891	596,995,942	692,417,296
Diluted	430,014,891	596,995,942	692,417,296

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.011)	(0.024)	(0.04)
Net loss from discontinued operations	(0.004)	(0.001)	(0.01)
Net loss	(0.015)	(0.025)	(0.05)

Losses per ADS** attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.11)	(0.24)	(0.43)
Net loss from discontinued operations	(0.04)	(0.01)	(0.10)
Net loss	(0.15)	(0.25)	(0.53)

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

** American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2020*	June 30, 2021*	September 30, 2021
	US$	US$	US$
	Unaudited	Unaudited	Unaudited

Operating loss from continuing operations	(4,932)	(14,921)	(34,997)
Adjustment for share-based compensation expenses	1,824	29	3,040
Adjustment for impairment of property and equipment	-	-	9,820
Adjustment for impairment of cryptocurrencies	-	8,863	13,552
Adjustment for net (gain) loss on disposal of cryptocurrencies	-	8,634	(11,239)
Adjustment for changes in fair value of derivative instrument	-	(836)	(2,860)
Adjusted operating (loss) income from continuing operations (non-GAAP)	(3,108)	1,769	(22,684)

Net loss attributable to BIT Mining Limited from continuing operations	(4,489)	(14,450)	(29,617)
Net loss attributable to BIT Mining Limited from discontinued operations	(1,890)	(730)	(6,744)
Net loss attributable to BIT Mining Limited	(6,379)	(15,180)	(36,361)
Adjustment for share-based compensation expenses	1,824	29	3,040
Adjustment for impairment of property and equipment	-	-	9,820
Adjustment for impairment of cyptocurrencies	-	8,863	13,552
Adjustment for net (gain) loss on disposal of cryptocurrencies	-	8,634	(11,239)
Adjustment for changes in fair value of derivative instrument	-	(836)	(2,860)
Adjusted net (loss) income attributable to BIT Mining Limited from continuing operations (non-GAAP)	(2,665)	2,240	(17,304)
Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	(1,890)	(730)	(6,744)
Adjusted net (loss) income attributable to BIT Mining Limited (non-GAAP)	(4,555)	1,510	(24,048)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	430,014,891	596,995,942	692,417,296
Diluted	430,014,891	599,477,107	692,417,296

(Losses) earnings per share attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net (loss) income from continuing operations (non-GAAP)	(0.006)	0.004	(0.02)
Net loss from discontinued operations (non-GAAP)	(0.004)	(0.001)	(0.01)
Net (loss) income (non-GAAP)	(0.01)	0.003	(0.03)

(Losses) earnings per ADS** attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net (loss) income from continuing operations (non-GAAP)	(0.07)	0.04	(0.25)
Net loss from discontinued operations (non-GAAP)	(0.04)	(0.01)	(0.10)
Net (loss) income (non-GAAP)	(0.11)	0.03	(0.35)

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.